SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 2, 2003

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated September 1, 2003 announcing STMicroelectronics' repurchase of a new portion of its Zero Coupon Senior Convertible Bonds.

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                                 [LOGO OMITTED]
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATOSTAMPA
                                PRESSEINFORMATION


     STMicroelectronics Announces it Repurchased A New Portion of its Zero
         Coupon Senior Convertible Bonds due 2010 and it undertakes to purchase outstanding Bonds on the market in France

Geneva, September 1, 2003 - STMicroelectronics (NYSE: STM) reported that it has repurchased $354,884,000 of its Zero Coupon Senior Convertible Bonds due 2010 ("2010 Bonds"), representing 16.54% of the total amount originally issued, for a total amount of $278,158,079.

The 2010 Bonds were repurchased through financial intermediaries acting as agents for ST in off-market transactions after the close of Euronext Paris on August 29, 2003 for an average price of $783.80 per 2010 Bond. The repurchased 2010 Bonds will be cancelled in accordance with the terms of the Indenture pursuant to which they were issued.

This represents the third repurchase of its 2010 Bonds effected by ST this year. To date, ST has repurchased 46.49% of the total amount originally issued of its 2010 Bonds.

Following this third repurchase of ST's 2010 Bonds, ST is required to enter a purchase order for outstanding 2010 Bonds on the market in France and outside the United States.

Terms of the market purchases:

ST undertakes to purchase the 2010 Bonds on the market in France and outside the United States at a purchase price of $783.80 equal to the average repurchase price paid to 2010 Bond holders who sold 2010 Bonds in off-market transactions completed on August 29, 2003.

Period during which ST undertakes to purchase the 2010 Bonds on the market in
France: from September 1st until September 5, 2003 inclusive.

ST's Zero Coupon Senior Convertible Bonds due 2010 are listed on Euronext Paris (Premier Marche).

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At the end of the period, ST will announce the total amount of 2010 Bonds repurchased and the related pre-tax charge and expected impact on 2003 and 2004 interest expense.

Other information:

The distribution of this press release and the undertaking to purchase and the execution of the transaction may, in certain jurisdictions, be restricted by law. The purchase offer is not made to any person subject to such restrictions, either directly or indirectly, and may not be accepted in any way from a jurisdiction where the purchase offer would be subject to such restrictions. Persons in possession of this press release should inform themselves of and observe any such restrictions. Failure to comply with these restrictions may constitute a violation of applicable securities laws. ST assumes no responsibility for violation of any such restriction by any person.

United States

This press release may not be published, distributed or diffused in or into, and securities may not be accepted for purchase in or from, the United States. This press release is not an extension of any offer in the United States and is not an offer to purchase or the solicitation of an offer to sell any securities in the United States or in any other jurisdiction in which such an offer or solicitation is unlawful.

The undertaking to execute market purchases mentioned in this press release is not being made, directly or indirectly, in or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of the United States and is not capable of acceptance by any such use, means, instrumentality or facility of, or from within, the United States. Accordingly, copies of this press release and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States, and persons wishing to accept the offer mentioned in this press release must not use United States mails or any such means or instrumentality for any purpose directly or indirectly related to the acceptance of the offer. In this press release, "United States" means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

This communication is directed only at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments or
(iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy

This announcement does not constitute or form part of an offer to purchase or a solicitation of an offer to purchase ST's 2010 Bonds from 2010 Bond holders in Italy, pursuant to the rules set forth by legislative decree 24 February 1998 and implementing regulations, as amended.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                       Investor Relations
Maria Grazia Prestini                 Benoit de Leusse             Fabrizio Rossini
Director, Corporate Media Relations   Investor Relations Manager   Investor Relations Manager
STMicroelectronics                    STMicroelectronics           STMicroelectronics
Tel: +41.22.929.6945                  Tel: +41.22.929.5812         Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey          Jean-Benoit Roquette
Financial Dynamics                    Financial Dynamics
Paris Tel: +33.1.47.03.68.10          Paris Tel: +33.1.47.03.68.10

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer